SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

In accordance with the  Oficio GAE 0942-14 - BM&F Bovespa, in which are requested clarifications regarding the article published in the Valor Ecônomico newspaper, edition April 4, 2014, under the title "Eletrobras lost R$ 19 billion in 2013 for having renovated concession" , which states, among other things, that the Company could have earned an extra revenue of R$ 19 billion last year, had not acceded to the proposed  anticipated extension of concessions and that Eletrobras is negotiating with the Federal Government funding of R$ 12 billion to rebalance and raise cash for investment in the coming years, we clarify to shareholders and the market in general the following:

Regarding the first issue that comes to the renewal of concessions reached by Law 12,783/2013, it should be clarify that the decision to renew the concession for a period of 30 (thirty) years was taken from the perspective of long-term investments that guides all electric industry. According to the referred matter, the mentioned benefit would arise due to the high price of energy in the current short-term market, which has shown high volatility, which can not be estimated for periods of long-term, due to uncontrollable variables as an extension of the period of dry climate conditions.

Eletrobras, as widely disclosed to the market, had a large volume of concession contracts affected by the  Law 12,783/2013 compared to any other market player. However, such contracts, if not for the advent of Law 12,783/2013, expire at the end of his term, which represented, at that time, about 90% of transmission assets in operation of Eletrobras companies and about 50% of its generation assets. The non-renewal of the concession would still have the counterpart the risk of failure in the future auction for the concession and consequent loss of part of the Company's revenue.

Additionally, Eletrobras believes that the rules established by Law 12,783/2012 to calculate the amount of indemnification and to define the tariff of remuneration for operation and maintenance services introduced new regulatory mark in the energy sector and will apply to any and all concession that will be renewed or re-bidded in the future. In this scenario, the business segment of operations and maintenance has become important business for companies operating in the electric sector and companies will need to devote further the pursuit of operational eficience to adjust its costs to the new regulatory environment established.

However, together with this new business segment, the Eletrobras net operating revenue also will grow due to the entry into operation of projects under construction and new projects that may be developed by Eletrobras companies to aggregate assets, with plans to invest, from 2014 to 2018, R$ 60.8 billion, including investments already hired (R$ 34.9 billion) and to hire (R$ 25.9 billion).

Eletrobras, as provided in the Business and Management Master Plan 2014-2018, seeks the realization of actions aimed reducing costs, increasing revenues and improving the quality and safety of the electric energy service.

In this search of operational efficiency, one of the actions that can be highlighted is the success of the Early Retirement Plan for employees who reached the milestone of 4,400 people enrolled in the Eletrobras companies, not considering the employees of Eletrobras Eletronuclear whose process will occur in 2014. The Company expects savings of R$ 1.1 billion per year, with return on investment in two years.

The second theme refers to the completion of indemnities owed to concession companies in transmission and generation segment who opted to extend the concession pursuant to Law 12,783/13. Such claims were subject to regulation by the National Electric Energy Agency - ANEEL Resolution No. 589/2013 of 12/10/2013, due to the Public Hearing 101/2013, which established the criteria for calculating the New Replacement Value – VNR of existing assets considered not depreciated on 05/31/2000 ("RBSE" and "PRC") for the purpose of compensation to the transmission utilities and within the generation segment of Normative Resolution No. 596/2013, as a result Public Hearing No. 092/2013.

The calculations of indemnities will be determined by ANEEL approved by Federal Government (Grantor) as well as your payment method, may occur through compensation or recognition in the tariff base.

However, this amount was shown in the Financial Statements of the years 2012 and 2013, being the latest transcribed below, and as noted, does not refer to an isolated appeal by Eletrobras, but a lawsuit in course in ANEEL concerning all generation and transmission companies of Brazil who have renewed its concessions pursuant to Law 12,783/13.

Market Announcement

	R$ thousand
Generation	12/31/2013	12/31/2012
Upgrade and Improvements	1.483.540	1.483.540
Thermal Generation	1.205.289	1.684.047
Transmission
Upgrade and Improvements (RBNI)	841.814	841.814
Basic Network - Existing Services (RBSE)	7.490.046	7.490.046
Effect on invested CTEEP - RBSE	525.247	525.247
Total	11.545.936	12.024.694

Rio de Janeiro, 04 de abril de 2014.

Armando Casado de Araujo

          CFO and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.